UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

6 February 2013

Commission File Number 1-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statements on Form F-3 (File No. 333-110804, 333-132732, 333-153488 and 333-179426) and registration statements on Form S-8 (File Nos. 333-169934, 333-162490, 333-153481, 333-154338 and 333-182315) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INTRODUCTION

Diageo plc is a public limited company incorporated under the laws of England and Wales. As used herein, except as the context otherwise requires, the term ‘company’ refers to Diageo plc and the terms ‘group’ and ‘Diageo’ refer to the company and its consolidated subsidiaries. References used herein to ‘shares’ and ‘ordinary shares’ are, except where otherwise specified, to Diageo plc’s ordinary shares.

Presentation of financial information

Diageo plc’s fiscal year ends on 30 June. The company publishes its consolidated financial statements in pounds sterling. In this document, references to ‘pounds sterling’, ‘sterling’, ‘£’, ‘pence’ or ‘p’ are to UK currency, references to ‘US dollars’, ‘US$’, ‘$’ or ‘¢’ are to US currency and references to the ‘euro’ or ‘€’ are to the euro currency. For the convenience of the reader, this document contains translations of certain pounds sterling amounts into US dollars at specified rates, or, if not so specified, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) on 31 December 2012 of £1 = $1.63. No representation is made that the pounds sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

Diageo’s condensed consolidated financial information is prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and adopted for use in the European Union.  This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2012.

The business review, selected consolidated financial data and financial information included in this document for the six month periods ended 31 December 2012 and 31 December 2011 have been derived from the published Diageo interim condensed consolidated financial information.

The principal executive office of the company is located at Lakeside Drive, Park Royal, London NW10 7HQ, England and its telephone number is +44 (0)20 8978 6000.

Trademarks, trade names and market data

This report on Form 6-K includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2013.

The market data and competitive set classifications are taken from independent industry sources in the markets in which Diageo operates.

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo’s strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•                  global and regional economic downturns;

•                  increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•                  the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•                  Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;

•                  legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;

•                  the costs associated with monitoring and maintaining compliance with anti-corruption and other laws and regulations, and the costs associated with investigating alleged breaches of internal policies, laws or regulations, whether initiated internally or by external regulators and any penalties or fines imposed as a result of any breaches;

•                  developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;

•                 developments in the Colombian litigation, Korean customs dispute, thalidomide litigation or any similar proceedings;

•                  changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;

•                  changes in the cost or supply of raw materials, labour, energy and/or water;

•                  changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;

•                  levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•                  renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licenses on favourable terms when they expire;

•                  termination of or failure to renegotiate existing distribution or licence manufacturing rights on agency brands;

•                  disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;

•                  technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•                  changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements to the value of Diageo’s pension funds.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘Risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2012 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document includes information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

The contents of the company’s website (www.diageo.com) should not be considered to form a part of or be incorporated into this document.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set out below has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted for use in the European Union and should be read in conjunction with, and are qualified in their entirety by reference to, the unaudited financial information and notes presented elsewhere in this document and to Diageo’s annual report on Form 20-F for the year ended 30 June 2012.

The following table presents selected consolidated financial data for Diageo: for the six month periods ended 31 December 2012 and 31 December 2011 and as at the respective period ends, derived from the unaudited interim condensed consolidated financial information presented elsewhere in this document; and for the five years ended 30 June 2012 and as at the respective year ends, derived from Diageo’s consolidated financial statements audited by Diageo’s independent auditor. The unaudited interim condensed consolidated financial information, in the opinion of Diageo management, includes all adjustments, consisting solely of normal, recurring adjustments, necessary to present fairly the information contained therein. The results of operations for the six month period ended 31 December 2012 are not necessarily indicative of the results for the year ending 30 June 2013.

	Six months ended 31 December			Year ended 30 June
	2012	2012	2011	2012	2011	2010	2009	2008
Income statement data(1)(7)	$ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	13,423	8,235	7,825	14,594	13,232	12,958	12,283	10,643
Operating profit	3,333	2,045	1,842	3,158	2,595	2,574	2,418	2,212
Profit for the period
Continuing operations(2)	2,610	1,601	1,019	2,083	2,017	1,762	1,704	1,560
Discontinued operations(3)	—	—	—	(11)	—	(19)	2	26
Total profit for the period(2)	2,610	1,601	1,019	2,072	2,017	1,743	1,706	1,586

Per share data	$	pence	pence	pence	pence	pence	pence	pence
Dividend per share(4)	0.30	18.10	16.60	43.50	40.40	38.10	36.10	34.35
Earnings per share
Basic
Continuing operations(2)	1.00	61.5	38.2	78.2	76.2	66.3	64.5	58.0
Discontinued operations(3)	—	—	—	(0.4)	—	(0.8)	0.1	1.0
Basic earnings per share	1.00	61.5	38.2	77.8	76.2	65.5	64.6	59.0
Diluted
Continuing operations(2)	1.00	61.1	38.1	77.8	76.0	66.2	64.3	57.6
Discontinued operations(3)	—	—	—	(0.4)	—	(0.8)	0.1	1.0
Diluted earnings per share	1.00	61.1	38.1	77.4	76.0	65.4	64.4	58.6

	million	million	million	million	million	million	million	million
Average shares	2,501	2,501	2,493	2,495	2,493	2,486	2,485	2,566

	As at 31 December			As at 30 June
	2012	2012	2011	2012	2011	2010	2009	2008
Balance sheet data(1)(7)	$ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Total assets	38,026	23,329	22,446	22,350	19,777	19,454	18,018	15,992
Net assets	12,140	7,448	6,098	6,811	5,985	4,786	3,874	4,133
Net borrowings(5)	12,872	7,897	8,295	7,570	6,450	6,954	7,419	6,447
Equity attributable to the parent company’s equity shareholders	10,313	6,327	5,133	5,588	5,245	4,007	3,169	3,463
Called up share capital(6)	1,299	797	797	797	797	797	797	816

This information should be read in conjunction with the notes on pages 6 to 7.

Notes to the selected consolidated financial data

(1) IFRS accounting policies The unaudited condensed consolidated financial information for the six months ended 31 December 2012 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and adopted for use in the European Union.

(2) Exceptional items Exceptional items are charges or credits which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate. An analysis of exceptional items is as follows:

	Six months ended 31 December		Year ended 30 June
	2012 £ million	2011 £ million	2012 £ million	2011 £ million	2010 £ million	2009 £ million	2008 £ million
Items included in operating profit
Restructuring programmes	(4)	(24)	(96)	(111)	(142)	(170)	(78)
Pension changes – past service credits	20	—	115	—	—	—	—
Duty settlements	—	—	—	(127)	—	—	—
Brand impairment	—	—	(59)	(39)	(35)	—	—
SEC settlement	—	—	—	(12)	—	—	—
	16	(24)	(40)	(289)	(177)	(170)	(78)
Sale of businesses	—	102	147	(14)	(15)	—	9

Items included in taxation
Tax (charge)/credit on exceptional operating items	(2)	6	19	51	39	37	8
Tax on sale of businesses	—	—	—	3	10	—	—
Loss of future tax amortisation	—	(524)	(524)	—	—	—	—
Settlements with tax authorities	—	—	—	66	—	155	—
	(2)	(518)	(505)	120	49	192	8
Exceptional items included in continuing operations	14	(440)	(398)	(183)	(143)	22	(61)
Discontinued operations net of taxation (note 3)	—	—	(11)	—	(19)	2	26
Exceptional items	14	(440)	(409)	(183)	(162)	24	(35)

(3) Discontinued operations No operations are classified as discontinued in the six months ended 31 December 2012. Discontinued operations for the year ended 30 June 2012 represent a charge after taxation of £11 million (2011 – £nil; 2010 – £19 million) in respect of the discounted value of anticipated future payments to additional thalidomide claimants. In the years ended 30 June 2009 and 30 June 2008 discontinued operations are in respect of the packaged food business (Pillsbury sold 31 October 2001).

(4) Dividends The board expects that Diageo will pay an interim dividend in April and a final dividend in October of each year. Approximately 40% of the total dividend in respect of any financial year is expected to be paid as an interim dividend and approximately 60% as a final dividend. The payment of any future dividends, subject to shareholder approval, will depend upon Diageo’s earnings, financial condition and such other factors as the board deems relevant. Proposed dividends are not considered to be a liability until they are approved by the board for the interim dividend and by the shareholders at the annual general meeting for the final dividend.

The table below sets out the amounts of interim, final and total cash dividends paid by the company on each ordinary share. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the noon buying rate on each of the respective dividend payment dates.

		Six months ended 31 December		Year ended 30 June
		2012 pence	2011 pence	2012 pence	2011 pence	2010 pence	2009 pence	2008 pence
Per ordinary share	Interim	18.10	16.60	16.60	15.50	14.60	13.90	13.20
	Final	—	—	26.90	24.90	23.50	22.20	21.15
	Total	18.10	16.60	43.50	40.40	38.10	36.10	34.35

		$	$	$	$	$	$	$
Per ADS	Interim	1.14	1.05	1.05	1.02	0.90	0.82	1.05
	Final	—	—	1.72	1.59	1.48	1.46	1.46
	Total	1.14	1.05	2.77	2.61	2.38	2.28	2.51

Note: The interim dividend for the six months ended 31 December 2012 will be paid on 8 April 2013, and payment to US ADR holders will be made on 12 April 2013. In the table above, an exchange rate of £1 = 1.57 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 8 April 2013.

(5) Net borrowings definition Net borrowings are defined as gross borrowings (the aggregate of short term borrowings, long term borrowings, finance lease liabilities, interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency swaps and forwards used to manage borrowings) less cash and cash equivalents and other liquid resources.

(6) Share capital During the year ended 30 June 2009 the company purchased 38 million (2008 – 97 million) ordinary shares for cancellation or to be held as treasury shares at a cost of £354 million (2008 – £1,008 million) as part of a share buyback programme.

(7) Exchange rates A substantial portion of the group’s assets, liabilities, revenues and expenses is denominated in currencies other than pounds sterling. For the convenience of the reader, selected consolidated financial information for the six months ended 31 December 2012 has been translated into US dollars at the noon buying rate on 31 December 2012 of £1 = $1.63.

The following table shows period end and average US dollar/pounds sterling noon buying exchange rates, expressed in US dollars per £1.

	Six months ended 31 December		Year ended 30 June
	2012 $	2011 $	2012 $	2011 $	2010 $	2009 $	2008 $
Period/Year end	1.63	1.55	1.57	1.61	1.50	1.65	1.99
Average rate (a)	1.60	1.60	1.59	1.59	1.57	1.60	2.01

The average exchange rate for the period 1 January to 1 February 2013 was £1=$1.60 and the noon buying rate on 1 February 2013 was £1=$1.57.

(a) The average of the noon buying rates on the last business day of each month during the six months periods ended 31 December and during the years ended 30 June.

(b) These rates have been provided for information only. They are not necessarily the rates that have been used in this document for currency translations or in the preparation of the consolidated financial information. See note 2 to the unaudited condensed consolidated financial information for the actual rates used in the preparation of the consolidated financial information.

CAPITALISATION AND INDEBTEDNESS

The following table sets out on an IFRS basis the unaudited capitalisation of Diageo as at 31 December 2012:

31 December 2012
£ million
Short term borrowings and bank overdrafts (including current portion of long term borrowings)	2,218

Long term borrowings
Due between one and five years	3,988
Due after five years	2,247
6,235
Finance lease obligations	258
Non-controlling interests	1,121

Equity attributable to the equity shareholders of the parent company
Called up share capital	797
Share premium	1,344
Capital redemption reserve	3,146
Hedging and exchange reserve	(19)
Own shares	(2,276)
Other retained earnings	3,335
6,327
Total capitalisation	16,159

Notes

(1)                                 At 31 December 2012, the group had cash and cash equivalents of £708 million.

(2)                                 At 31 December 2012, 2,754,146,241 ordinary shares of 28 101/108 pence each were issued, all of which were fully paid, including shares issued, shares issued and held in employee share trusts and those held as treasury shares.

(3)                                 Except as disclosed in Diageo’s annual report on Form 20-F for the year ended 30 June 2012, as of 31 December 2012 the group has no material performance guarantees or indemnities to third parties.

(4)                                 Since 31 December 2012 no shares have been acquired by Diageo as part of the share buyback programs or to be held as treasury shares for hedging share scheme grant provided to employees.

(5)                                 On 9 November 2012, Diageo announced agreements to acquire a 27.4% equity interest through a preferential allotment and various share purchases in United Spirits Limited (USL), the leading spirits company in India. These agreements trigger an obligation on Diageo to launch a mandatory tender offer to the public shareholders of USL which, if fully subscribed, would result in Diageo acquiring an additional 26% equity interest in USL. If all these transactions are completed Diageo will own 53.4% of the enlarged share capital of USL at an aggregate cost of INR111,665 million (approximately £1,285 million). The transaction elements are subject to a number of conditions, including release of security over the USL shares being acquired and receipt of various mandatory regulatory approvals.

(6)                                 There has been no material change since 31 December 2012 in the group’s net borrowings, performance guarantees, indemnities and capitalisation.

BUSINESS REVIEW

Information presented

Diageo is the world’s leading premium drinks business and operates on an international scale selling all types of beverage alcohol. It is one of a small number of premium drinks companies that operate globally across spirits, beer and wine.

The following discussion is based on Diageo’s results for the six months ended 31 December 2012 compared with the six months ended 31 December 2011.

The unaudited condensed consolidated financial information for the six months ended 31 December 2012 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and adopted for use in the European Union.

Segmental information

Diageo presents segmental information for the manufacture, distribution and selling of premium drinks in operating segments based on the geographical location of third party customers. The information presented is consistent with management reporting provided to the chief operating decision maker, which has been identified as the executive committee.

The executive committee considers the business principally from a geographical perspective and the business analysis is presented under the operating segments of North America, Europe, Africa, Latin America and Caribbean and Asia Pacific.

In the management accounts changes have been made in respect of the allocation of specific corporate items and the allocation of the operating profit before exceptional items of Global Supply to better reflect the geographical segment to which the cost relates. In addition, certain transaction exchange differences, previously included in Corporate, have been allocated to the geographical segments to better reflect which geographical segment the item is in respect of. As a consequence of these allocations the operating profit before exceptional items and marketing spend by geographical segments for prior periods have been amended and the organic growth calculations updated. Revised segmental information for the six months ended 31 December 2011 has been provided with a reconciliation to the figures previously reported on page 17.

For the second half of the financial year ending 30 June 2013, Diageo will change its internal reporting structure to reflect changes made to management responsibilities announced on 9 November 2012. As a result of this change, Diageo will report the following geographical segments both for management reporting purposes and in the external financial statements in the second half of the 2013 financial year: North America; Western Europe; Africa, Eastern Europe and Turkey; Latin America and Caribbean; Asia Pacific and Corporate. All comparative periods will be restated.

In the discussion of the performance of the business, net sales, which is defined as sales after deducting excise duties, are presented in addition to sales, since sales reflect significant components of excise duties which are set by external regulators and over which Diageo has no control. Diageo incurs excise duties throughout the world. In some countries, excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others, it is effectively a production tax, which is incurred when the spirit is removed from bonded warehouses. In these countries it is part of the cost of goods sold and is not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported sales and cost of sales, without directly reflecting changes in volume, mix or profitability that are the variables which impact on the element of sales retained by the group.

The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as ‘organic’ performance, and further information on the calculation of organic measures as used in the discussion of the business is included in the organic movements calculation and in the notes to that calculation.

Presentation of information in relation to the business

In addition to describing the significant factors affecting the income statement compared to the prior period for the six months ended 31 December 2012, additional information is also presented on the operating performance and cash flows of the group.

There are several principal financial key performance indicators not specifically used in the consolidated financial statements themselves (non-GAAP measures) used by the group’s management to assess the performance of the group in addition to income statement measures of performance. These are volume, the organic movements in volume, sales, net sales, marketing spend, operating profit, operating margin and free cash flow. These key performance indicators are described below:

Volume is a non-GAAP measure that has been measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine-litre cases divide by five, ready to drink in nine-litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink in nine-litre cases divide by five.

Organic movements in volume, sales, net sales, marketing spend, operating profit and operating margin are non-GAAP measures. The performance of the group is discussed using these measures.

In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This retranslates prior period reported numbers at current period exchange rates and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control. Residual exchange impacts are reported within Corporate.

Acquisitions, disposals and exceptional items also impact the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.

Diageo’s planning process is based on organic movements in volume, sales, net sales, marketing spend, operating profit and operating margin, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management.

Organic operating margin is the ratio calculated by dividing organic operating profit by organic net sales expressed as a percentage.

These measures are chosen for planning, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals.

The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

Free cash flow is a non-GAAP measure that comprises the net cash flow from operating activities aggregated with the net purchase and disposal of investments, property, plant and equipment and computer software that form part of net cash flow from investing activities. The group’s management believes the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sale of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group has either a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and sale of businesses, equity dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is used by management for their own planning, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

Other definitions

Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented.

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.

Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share. Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share data, competitive set classifications and share of voice data contained in this document are taken from independent industry sources in the markets in which Diageo operates.

References to faster growing markets comprise Russia and Eastern Europe, Turkey, Africa, Latin America and Caribbean and Asia Pacific excluding Australia, Korea and Japan.

References to ready to drink also include ready to serve products, such as pre mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States. References to beer include Guinness Malta, a non alcoholic malt based product.

References to reserve brands include Johnnie Walker Green Label, Johnnie Walker Gold Label 18 year old, Johnnie Walker Gold Label Reserve, Johnnie Walker Platinum Label 18 year old, Johnnie Walker Blue Label, John Walker & Sons Collection, Johnnie Walker Explorers Club Collection and other Johnnie Walker Super Deluxe brands, The Singleton, Cardhu, Talisker, Lagavulin and other Classic Malt brands, Buchanan’s Special Reserve, Buchanan’s Red Seal, Dimple 18 year old, Bulleit Bourbon, Tanqueray No. TEN, Cîroc, Ketel One vodka, Don Julio and Zacapa.

Operating results for the six months ended 31 December 2012 compared with the six months ended 31 December 2011

Summary consolidated income statement	Six months ended 31 December 2012 £ million	Six months ended 31 December 2011 £ million
Sales	8,235	7,825
Excise duties	(2,196)	(2,068)
Net sales	6,039	5,757
Operating costs before exceptional items	(4,010)	(3,891)
Operating profit before exceptional items	2,029	1,866
Exceptional operating items	16	(24)
Operating profit	2,045	1,842
Sale of businesses	—	102
Net finance charges	(212)	(206)
Share of associates’ profits after tax	128	122
Profit before taxation	1,961	1,860
Taxation	(360)	(841)
Profit for the period	1,601	1,019

Attributable to:
Equity shareholders of the parent company	1,538	953
Non-controlling interests	63	66
	1,601	1,019

Sales and net sales

On a reported basis, sales increased by £410 million from £7,825 million in the six months ended 31 December 2011 to £8,235 million in the six months ended 31 December 2012 and net sales increased by £282 million from £5,757 million in the six months ended 31 December 2011 to £6,039 million in the six months ended 31 December 2012. Exchange rate movements decreased reported sales by £184 million and reported net sales by £142 million. Acquisitions increased reported sales by £213 million and reported net sales by £134 million.

Operating costs before exceptional items

On a reported basis, operating costs before exceptional items increased by £119 million from £3,891 million in the six months ended 31 December 2011 to £4,010 million in the six months ended 31 December 2012 due to an increase in cost of sales of £92 million from £2,181 million to £2,273 million, an increase in marketing spend of £30 million from £896 million to £926 million, and a decrease in other operating expenses before exceptional costs of £3 million, from £814 million to £811 million. Exchange rate movements benefited total operating costs before exceptional items by £101 million.

Exceptional operating items

Net exceptional operating gain of £16 million for the six months ended 31 December 2012 (2011 – £24 million charge) comprised a gain of £20 million in respect of changes to future pension increases for the Guinness Ireland Group Pension Scheme (2011 – £nil) and a charge of £4 million for the restructuring of the group’s supply operations in Ireland (2011 – £24 million in respect of the operating model review and the restructuring of the group’s supply operations globally).

In the six months ended 31 December 2012 total restructuring cash expenditure was £34 million (2011 – £74 million). An exceptional charge of approximately £40 million is expected to be incurred in the year ending 30 June 2013 in respect of the restructuring of Global Supply operations, while cash expenditure for the year is expected to be approximately £70 million.

Post employment plans

The deficit in respect of post employment plans before taxation increased by £37 million from £1,085 million at 30 June 2012 to £1,122 million at 31 December 2012 primarily as a result of a decrease in the discount rate assumptions used to calculate the liabilities of the plans partly offset by an increase in the market value of the plan assets. Cash contributions to the group’s UK and Irish pension plans in the six months ended 31 December 2012 were £60 million (2011 – £67 million). The triennial valuation of the Diageo UK Pension Scheme was completed by the trustee in November 2012. It is expected that Diageo will make a cash contribution of £400 million in the six months ending 30 June 2013 to the Diageo UK Pension Scheme, in addition to the current annual service cost contribution of approximately £45 million and the profit share from the Pension Funding Partnership of £25 million.

Operating profit

Reported operating profit for the six months ended 31 December 2012 increased by £203 million to £2,045 million from £1,842 million in the comparable prior period. Before exceptional operating items, operating profit for the six months ended 31 December 2012 increased by £163 million to £2,029 million from £1,866 million in the comparable prior period. Exchange rate movements decreased both operating profit and operating profit before exceptional items for the six months ended 31 December 2012 by £41 million. Acquisitions increased reported operating profit by £40 million.

Net finance charges

Net finance charges increased from £206 million in the six months ended 31 December 2011 to £212 million in the six months ended 31 December 2012.

Net interest charge increased by £9 million from £192 million in the comparable prior period to £201 million in the six months ended 31 December 2012. The effective interest rate was 4.9% (2011 – 4.7%) in the six months ended 31 December 2012 and average net borrowings decreased by £0.1 billion compared to the comparable prior period. For the calculation of effective interest rate, the net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps. The income statement interest cover was 10.7 times and cash interest cover was 8.6 times (2011 – 10.4 times and 8.8 times, respectively).

Net other finance charges for the six months ended 31 December 2012 were £11 million (2011 – £14 million). There was an increase of £8 million in finance charges in respect of post employment plans from an income of £3 million in the six months ended 31 December 2011 to a charge of £5 million in the six months ended 31 December 2012. Other finance charges also included £6 million (2011 – £7 million) in respect of unwinding of discounts on liabilities, a hyperinflation adjustment of £2 million (2011 – £8 million) in respect of the group’s Venezuela operations and £2 million income (2011 – £2 million charge) in respect of net exchange movements on certain financial instruments.

Associates

The group’s share of associates’ profits after interest and tax was £128 million for the six months ended 31 December 2012 compared to £122 million in the comparable prior period. Diageo’s 34% equity interest in Moët Hennessy contributed £132 million (2011 – £118 million) to share of associates’ profits after interest and tax.

Profit before taxation

Profit before taxation increased by £101 million from £1,860 million in the comparable prior period to £1,961 million in the six months ended 31 December 2012.

Taxation

The reported tax rate decreased from 45.2% in the six months ended 31 December 2011 to 18.4% in the six months ended 31 December 2012. During the six months ended 31 December 2011 tax authority negotiations were concluded resulting in a favourable change to the taxation basis of certain overseas profit and intangible assets which reduced the ongoing tax rate but resulted in the loss of future tax amortisation deductions giving rise to an exceptional write off of the related deferred tax assets of £524 million. The tax rate before exceptional items for the six months ended 31 December 2012 was 18.4% compared with 18.1% in the six months ended 31 December 2011. In the future it is expected that the tax rate before exceptional items will remain at approximately 18%.

Exchange rate and other movements

Exchange rate movements are calculated by retranslating the prior period results as if they had been generated at the current period exchange rates. The difference is excluded from organic growth.

The estimated effect of exchange rate and other movements on profit before exceptional items and taxation for the six months ended 31 December 2012 was as follows:

Gains/(losses)
£ million
Operating profit before exceptional items
Translation impact	(38)
Transaction impact	(2)
Impact of IAS 21 on operating profit	(1)
Total exchange effect on operating profit before exceptional items	(41)
Interest and other finance charges
Net finance charges — translation impact	2
Mark to market impact of IAS 39 on interest expense	(6)
Impact of IAS 21 and IAS 39 on other finance charges	1
Associates — translation impact	(8)
Total effect on profit before exceptional items and taxation	(52)

	Six months ended	Six months ended
	31 December 2012	31 December 2011
Exchange rates
Translation £1 =	$1.60	$1.58
Transaction £1 =	$1.59	$1.56
Translation £1 =	€1.25	€1.16
Transaction £1 =	€1.21	€1.16

For the year ending 30 June 2013 foreign exchange movements are estimated to negatively impact operating profit by about £20 million and are not expected to materially affect the net finance charge based on applying current exchange rates (£1 = $1.58; £1 = €1.17). This guidance excludes the impact of IAS 21 and IAS 39.

Dividend

An interim dividend of 18.10 pence per share will be paid to holders of ordinary shares and ADRs on the register on 1 March 2013. This represents an increase of 9% on last year’s interim dividend. The interim dividend will be paid to shareholders on 8 April 2013. Payment to US ADR holders will be made on 12 April 2013. A dividend reinvestment plan is available in respect of the interim dividend and the plan notice date is 13 March 2013.

Analysis by business area and brand

In order to assist the reader of the financial information, the following comparison of the six months ended 31 December 2012 with the six months ended 31 December 2011 includes tables which present the exchange, acquisitions and disposals, and organic components of the period on period movement for each of volume, sales, net sales, marketing spend and operating profit.  Organic movements in the tables below are calculated as follows:

(a)         The organic movement percentage is the amount in the column headed ‘Organic movement’ in the tables below expressed as a percentage of the aggregate of the amount in the column headed ‘2011 Reported’, the amount in the column headed ‘Exchange’ and the amount, if any, in respect of acquisitions and disposals that have impacted the comparable prior period included in the column headed ‘Acquisitions and disposals’. The inclusion of the column headed ‘Exchange’ in the organic movement calculation reflects the adjustment to recalculate the prior period results as if they had been generated at the current period’s exchange rates.

(b)         Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current or prior period, the group, in organic movement calculations, excludes the results for that business from the current period and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. For acquisitions in the current period, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition column also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that in management assessment are expected to complete.

The organic movement calculations for volume, sales, net sales, marketing spend and operating profit for the six months ended 31 December 2012 were as follows:

Volume	2011 Reported units million	Acquisitions and disposals (2) units million	Organic movement units million	2012 Reported units million	Organic movement %

North America	28.3	—	0.3	28.6	1
Europe	24.8	0.8	(0.7)	24.9	(3)
Africa	12.9	0.4	0.4	13.7	3
Latin America and Caribbean	9.5	2.6	0.7	12.8	7
Asia Pacific	8.6	0.1	0.1	8.8	1
Total volume	84.1	3.9	0.8	88.8	1

Sales	2011 Reported £ million	Exchange (1) £ million	Acquisitions and disposals (2) £ million	Organic movement £ million	2012 Reported £ million	Organic movement %

North America	2,162	(24)	(1)	86	2,223	4
Europe	2,699	(90)	114	12	2,735	—
Africa	950	(25)	16	102	1,043	11
Latin America and Caribbean	843	(39)	26	137	967	17
Asia Pacific	1,132	(5)	57	41	1,225	4
Corporate	39	(1)	—	4	42	11
Total sales	7,825	(184)	212	382	8,235	5

Net sales	2011 Reported £ million	Exchange (1) £ million	Acquisitions and disposals (2) £ million	Organic movement £ million	2012 Reported £ million	Organic movement %

North America	1,880	(21)	(1)	89	1,947	5
Europe	1,625	(65)	47	(30)	1,577	(2)
Africa	731	(18)	13	69	795	10
Latin America and Caribbean	687	(32)	26	115	796	18
Asia Pacific	795	(5)	48	44	882	6
Corporate	39	(1)	—	4	42	11
Total net sales	5,757	(142)	133	291	6,039	5

Marketing spend	2011 Reported (restated)* £ million	Exchange (1) £ million	Acquisitions and disposals (2) £ million	Organic movement £ million	2012 Reported £ million	Organic movement %

North America	289	(1)	—	13	301	5
Europe	249	(14)	3	(4)	234	(2)
Africa	78	(5)	1	5	79	7
Latin America and Caribbean	103	(6)	2	21	120	22
Asia Pacific	173	1	9	5	188	3
Corporate	4	—	—	—	4	—
Total marketing spend	896	(25)	15	40	926	5

Operating profit	2011 Reported (restated)* £ million	Exchange (1) £ million	Acquisitions and disposals (2) £ million	Organic movement £ million	2012 Reported £ million	Organic movement %

North America	765	(6)	—	66	825	9
Europe	535	(18)	26	(15)	528	(3)
Africa	194	(6)	4	33	225	17
Latin America and Caribbean	251	(10)	4	57	302	23
Asia Pacific	200	3	(5)	22	220	10
Corporate	(79)	(4)	11	1	(71)	1
Operating profit before exceptional items	1,866	(41)	40	164	2,029	9
Exceptional items	(24)				16
Total operating profit	1,842				2,045

* Figures for the six months ended 31 December 2011 have been restated for a change in the allocation of certain Corporate and Global Supply items (please refer to note (4) below).

Notes: Information relating to the organic movement calculations

(1)        The exchange adjustments for sales, net sales, marketing spend and operating profit are the retranslation of prior period reported results at current period exchange rates and are principally in respect of the euro, the US dollar and the Brazilian real.

(2)         The impacts of acquisitions and disposals are excluded from the organic movement. In the six months ended 31 December 2012 the acquisitions and disposals that materially affected volume, sales, net sales, marketing spend and operating profit were as follows:

				Marketing	Operating
	Volume	Sales	Net sales	spend	profit
Six months ended December 2012	units million	£ million	£ million	£ million	£ million

Mey Içki	0.8	114	47	3	17
Quanxing and Shuijingfang	0.1	57	48	9	5
Meta	0.4	16	13	1	2
Ypióca	2.6	26	26	2	2
Other acquisitions*	—	—	—	—	(24)
Acquisitions — 2012	3.9	213	134	15	2
Acquisitions — 2011**	—	—	—	—	38
Disposals	—	(1)	(1)	—	—
	3.9	212	133	15	40

*   Includes transaction costs in respect of acquisitions not yet completed

** Represents transaction and integration costs incurred in respect of acquisitions in the six months ended 31 December 2011

(3)         Net exceptional operating gain of £16 million for the six months ended 31 December 2012 (2011 – £24 million charge) comprised a gain of £20 million in respect of changes to future pension increases for the Guinness Ireland Group Pension Scheme (2011 – £nil) and a charge of £4 million for the restructuring of the group’s supply operations in Ireland (2011 – £24 million in respect of the operating model review and the restructuring of the group’s supply operations globally).

(4)         As disclosed on page 9, Diageo made changes to the allocation of certain Corporate and Global Supply items. Figures for the six months ended 31 December 2011 have been restated as follows:

Marketing spend	As reported £ million	Corporate costs £ million	Restated £ million

North America	290	(1)	289
Europe	248	1	249
Africa	79	(1)	78
Latin America and Caribbean	105	(2)	103
Asia Pacific	174	(1)	173
Corporate	—	4	4
	896	—	896

Operating profit before exceptional items	As reported £ million	Corporate costs £ million	Global Supply costs £ million	Allocation of exchange £ million	Restated £ million

North America	770	(2)	—	(3)	765
Europe	542	(1)	(4)	(2)	535
Africa	196	1	—	(3)	194
Latin America and Caribbean	256	—	(1)	(4)	251
Asia Pacific	198	(1)	1	2	200
Corporate	(96)	3	4	10	(79)
	1,866	—	—	—	1,866

Analysis by region

North America

	Six months
	ended				Six months
	31 December		Acquisitions		ended
	2011		and	Organic	31 December	Reported
	(restated)	Exchange	disposals	movement	2012	movement
	£ million	£ million	£ million	£ million	£ million	%
Key financials:
Net sales	1,880	(21)	(1)	89	1,947	4
Marketing spend	289	(1)	—	13	301	4
Operating profit before exceptional items	765	(6)	—	66	825	8
Exceptional items	(2)				—
Operating profit	763				825	8

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%
Key markets and categories:
North America	1	5	4

United States	1	5	3
Canada	—	7	7

Spirits	2	7	6
Beer	(4)	(3)	(4)
Wine	2	5	3
Ready to drink	(9)	(5)	(6)

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%
The strategic brands**:
Johnnie Walker	4	9	8
Crown Royal	10	12	11
Buchanan’s	6	7	6
Smirnoff	3	5	4
Ketel One vodka	9	13	11
Cîroc	13	14	13
Captain Morgan	—	4	3
Baileys	3	6	5
Jose Cuervo	(7)	(7)	(8)
Tanqueray	3	6	5
Guinness	(4)	(1)	(2)

*    Organic equals reported movement for volume except for wine 1%, reflecting the French Agency disposal

**  Spirits brands excluding ready to drink

•                  In spirits 2% volume growth and 7% net sales growth was primarily driven by the performance of the strategic spirits brands in the US, where volume grew 4% and net sales grew 8%. This strong performance of the strategic spirits brands in the US was the result of 2% to 3% price increases across the portfolio and favourable brand mix from the continued premiumisation trend. Double-digit increase of whisk(e)y and vodka net sales were the drivers of performance with most of the growth coming from the premium and above segments.

•                  Beer performance was soft as a result of lapping the launch of Guinness Black Lager in September 2011 and the disappointing rate of sale of the innovation. New advertising to better communicate the brand’s product proposition has been developed.

•                  Ready to drink volume declined, but price/mix was positive. However net sales declined overall as the weak performance in Smirnoff Ice more than offset growth in Smirnoff and Parrot Bay Pouches.

•                  Wines returned to growth as the business responded to the changes we have made.

•                  Canada net sales growth was driven by bulk sales and 14% growth of Captain Morgan on the back of increased investment behind the brand. Innovation further contributed to growth with the launches of Captain Morgan Black Spiced and Silver Spiced, Johnnie Walker Gold Label Reserve and Platinum Label and Crown Royal Maple Finished.

•                  Marketing investment increased 5%. Over half of the incremental spend was focused behind the launch of Smirnoff Iced Cake and Kissed Caramel and the increased presence of Ketel One vodka in national media. Marketing investment behind the reserve brands increased 25%, with spend more than doubling behind Bulleit Bourbon and Johnnie Walker Blue Label, supporting the 15% net sales growth of the reserve portfolio.

•                  Stronger pricing, improved product mix, reduced costs from supply chain efficiencies and tight overhead management resulted in 150 basis points of operating margin improvement.

Europe

	Six months
	ended				Six months
	31 December		Acquisitions		ended
	2011		and	Organic	31 December	Reported
	(restated)	Exchange	disposals	movement	2012	movement
	£ million	£ million	£ million	£ million	£ million	%
Key financials:
Net sales	1,625	(65)	47	(30)	1,577	(3)
Marketing spend	249	(14)	3	(4)	234	(6)
Operating profit before exceptional items	535	(18)	26	(15)	528	(1)
Exceptional items	(4)				20
Operating profit	531				548	3

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%
Key markets and categories:
Europe	(3)	(2)	(3)

Western Europe	(5)	(6)	(10)
Russia and Eastern Europe	9	15	10
Turkey	(3)	14	45

Spirits	(2)	—	—
Beer	(2)	(5)	(9)
Wine	(19)	(14)	(13)
Ready to drink	(12)	(7)	(10)

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%
The strategic brands**:
Johnnie Walker	3	6	1
JεB	(23)	(29)	(33)
Smirnoff	—	(4)	(7)
Captain Morgan	17	18	14
Baileys	(4)	(5)	(9)
Guinness	(4)	(2)	(6)

*           Organic equals reported movement for volume except for: total Europe volume 1%, spirits 2%, wine (17)% and Turkey 27% reflecting the acquisition of Mey İçki.

** Spirits brands excluding ready to drink

•                  The performance of Diageo’s business in Western Europe reflects four main drivers. Northern Europe continued to grow with Germany and the Netherlands delivering double-digit net sales growth. France saw a significant decline in net sales as the business was lapping a strong buy-in against an excise tax increase in January 2012. In Southern Europe weak consumer trends and customers reducing inventory levels led to further destocking, while the wine business saw a decline in net sales of 16% as the en primeur campaign was considerably weaker than the prior year, and several low margin revenue streams were exited. Captain Morgan grew 15%, driven by Great Britain and Germany, while Tanqueray and Johnnie Walker Black Label also enjoyed double-digit net sales growth. The reserve business grew net sales 7% supported by the launch of Johnnie Walker Gold Label Reserve and Platinum Label. Marketing investment was directed towards our strategic brands.

•                  In Russia and Eastern Europe volume grew 9%. Price increases and double-digit net sales growth of scotch, liqueurs and rum drove a 15% increase in net sales. In scotch Diageo maintained its leadership position and leveraged innovation to insulate Diageo brands from private label and cheaper competitors. Baileys net sales increased 16% fuelled by price increases and  brand activity which focused on gifting, public relations and the launch of the new global marketing campaign. Similarly, Captain Morgan performed well with volume up 16%, price increases contributed to positive price/mix resulting in a 31% increase in net sales. Marketing reinvestment increased as the business invested in more above the line activity on key brands ahead of advertising restrictions introduced in January 2013.

•                  The business in Turkey delivered a very strong performance despite increases in excise taxes and utility prices. As the market premiumised, volume of lower priced local brands declined, however strong net sales growth of the more premium Yeni raki coupled with excellent growth of Johnnie Walker and Smirnoff delivered a 14% increase in net sales. Marketing spend increased which coupled with expanded distribution through the Mey Içki sales force delivered significant share gains, doubling Diageo’s share of scotch.

Africa

	Six months
	ended				Six months
	31 December		Acquisitions		ended
	2011		and	Organic	31 December	Reported
	(restated)	Exchange	disposals	movement	2012	movement
	£ million	£ million	£ million	£ million	£ million	%
Key financials:
Net sales	731	(18)	13	69	795	9
Marketing spend	78	(5)	1	5	79	1
Operating profit before exceptional items	194	(6)	4	33	225	16
Exceptional items	(2)				—
Operating profit	192				225	17

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%
Key markets and categories:
Africa	3	10	9

Nigeria	(3)	6	5
East Africa	3	11	19
Africa Regional Markets	1	9	6
South Africa	14	15	3

Spirits	11	20	12
Beer	—	5	7
Ready to drink	1	17	12

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%
The strategic brands**:
Johnnie Walker	32	38	30
JεB	20	16	7
Smirnoff	23	35	23
Captain Morgan	8	4	(6)
Baileys	25	38	32
Guinness	(2)	4	1

*           Organic equals reported movement for volume except for: Africa 6%, Africa Regional Markets 14%, beer 4% reflecting the acquisition of Meta Abo.

** Spirits brands excluding ready to drink

•                  The consumer continued to feel the impact of economic uncertainty in Nigeria and this was reflected in the further decline of the beer market. Against this backdrop volume was down 3% but price increases and excellent growth of spirits delivered 6% net sales growth. While beer volume declined 6%, price increases on selected bottle sizes of Guinness and more focused trade spend on Malta Guinness contributed to positive net sales growth of 3% for total beer. Spirits growth was very strong with net sales up 78%. Within spirits Johnnie Walker doubled net sales as the brand was supported by the launch of the Johnnie Walker ‘Walk with Giants’ campaign, sponsorship and sampling events. Baileys also grew very well following its visibility week and sampling in key outlets. There was a significant increase in the number of sales people in the half to support long term growth. Marketing spend increased ahead of net sales with incremental investment focused behind greater visibility and increased distribution of Malta Guinness.

•                  The strong performance in beer offset a decline in local spirits to deliver double-digit net sales growth in East Africa. Beer grew 11% as growth of Senator was driven by geographic expansion across the Great Lakes and Tanzania and strong brand campaigns leveraging consumer passion for football bolstered Tusker and Guinness net sales. Last year Kenya Cane in glass bottles gained significant share when plastic bottles were banned in Kenya, however Diageo now faces more competition from other local spirits in glass bottles and volume declined over 30%. International spirits delivered double-digit net sales growth, led by Johnnie Walker up 38% and Smirnoff up 24%. Net sales of ready to drink increased over 50% with excellent growth of Smirnoff Ice, augmented by Snapp, following its launch last year.

•                  The good performance in the Africa Regional Markets was driven by excellent growth in spirits and solid growth of beer. In beer, net sales growth of Guinness in Cameroon and Ghana was complemented by the November launch of the 33cl bottle of Malta Guinness in Ghana.  In spirits excellent growth of Johnnie Walker in Angola, Cameroon and Ghana drove increased net sales of 26%. Marketing reinvestment increased 30 basis points, underpinning the expansion in route to market and the growth of the strategic brands.

•                  Strong growth of Johnnie Walker and Smirnoff, which were up 33% and 36% respectively, drove double-digit net sales growth in South Africa.  Johnnie Walker Red Label performance was driven by further distribution gains of the 20cl bottle and the continued success of the ‘Step-Up’ campaign. Marketing spend increased year on year with a focus on scotch, principally Johnnie Walker.  Continued investment in customer development and the establishment of a dedicated reserve sales force have led to further share gains in the market.

Latin America and Caribbean

	Six months
	ended				Six months
	31 December		Acquisitions		ended
	2011		and	Organic	31 December	Reported
	(restated)	Exchange	disposals	movement	2012	movement
	£ million	£ million	£ million	£ million	£ million	%
Key financials:
Net sales	687	(32)	26	115	796	16
Marketing spend	103	(6)	2	21	120	17
Operating profit before exceptional items	251	(10)	4	57	302	20
Exceptional items	(1)				—
Operating profit	250				302	21

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%
Key markets and categories:
Latin America and Caribbean	7	18	16

PUB	3	2	1
Andean	11	34	34
Mexico	16	21	21
West LAC	7	19	17

Spirits	8	20	20
Beer	3	3	(2)
Wine	(3)	3	(6)
Ready to drink	(7)	—	(9)

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%
The strategic brands**:
Johnnie Walker	5	12	7
Buchanan’s	18	35	35
Smirnoff	6	10	(5)
Baileys	(5)	2	1

*            Organic equals reported movement for volume except for: Latin America and Caribbean 34%, PUB 82%, spirits 38%, ready to drink (1)% reflecting the acquisition of Ypióca

**    Spirits brands excluding ready to drink

•                  Net sales growth in Paraguay, Uruguay and Brazil (PUB) has been impacted by currency devaluation in Brazil, which drove a sharp effective price rise in the border/travel business, significantly reducing consumer purchase and stock in trade in that channel. However, despite some destocking ahead of route to market and taxation charges, performance of the domestic Brazilian business remains robust.  This was driven by the continued growth of scotch, where Diageo extended its leadership position, gaining a further 2.6 percentage points of share. Investment in strategic brands was increased, with the biggest ever consumer-facing campaign on Smirnoff and increased investment in ‘Keep Walking Brazil’ driving Johnnie Walker. The business implemented the second phase of the route to market transformation, covering a further 20% of the market and extending its retail presence in small to mid-sized stores. The integration of Ypióca progressed well delivering share gains and purchasing synergies.

•                  The Andean market (Venezuela and Colombia) continued to deliver very strong top line performance driven by 39% growth across the scotch portfolio, continued premiumisation, price increases and innovation. These results are partially flattered by advanced consumer purchases in Venezuela due to economic and political uncertainty which are expected to have an impact on the second half growth rate in the market. Growth outside of scotch was also impressive with net sales up 37% in rum, 32% in vodka and 24% in ready to drink driven by improved mix and price rises.

•                  Strong net sales growth of 21% in Mexico was driven by scotch with Johnnie Walker increasing net sales 28% and Buchanan’s 19%. Investment in strategic brands increased 23%, with the ‘Keep Walking Mexico’ and ‘Share Yourself’ campaigns driving growth in Johnnie Walker and Buchanan’s, respectively. The ‘La Capiseñal’ through-the-line campaign helped to deliver 43% net sales growth in Captain Morgan, driving national distribution, reaching over half a million Facebook fans and extending access to the brand to emerging middle class consumers.

•                  Exceptional top line growth across West LAC was driven by strong scotch performance and price increases across the portfolio. The new ‘Morning’ execution of the ‘Keep Walking’ campaign and House of Walker mentoring helped to drive 16% net sales growth of Johnnie Walker. Net sales growth of 50% for Old Parr and 43% for Buchanan’s was driven by amplification of the proven campaigns ‘Life from a Different Perspective’ and ‘Mark Your Difference’. The business increased focus and investment in Smirnoff with launches of new Smirnoff Ice flavours, Smirnoff Ice pouches and new Smirnoff flavours contributing to double-digit growth in a brand that plays a key role in recruiting middle class consumers.

Asia Pacific

	Six months
	ended				Six months
	31 December		Acquisitions		ended
	2011		and	Organic	31 December	Reported
	(restated)	Exchange	disposals	movement	2012	movement
	£ million	£ million	£ million	£ million	£ million	%
Key financials:
Net sales	795	(5)	48	44	882	11
Marketing spend	173	1	9	5	188	9
Operating profit before exceptional items	200	3	(5)	22	220	10
Exceptional items	—				—
Operating profit	200				220	10

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%
Key markets and categories:
Asia Pacific	1	6	11

South East Asia	8	16	13
Greater China	6	13	68
India	(5)	(5)	(15)
Global Travel Asia & Middle East	8	16	15

Australia	(5)	2	3
North Asia	(10)	(14)	(13)

Spirits	2	7	15
Beer	(2)	7	4
Ready to drink	(7)	1	1

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%
The strategic brands**:
Johnnie Walker	10	18	17
Windsor	(22)	(25)	(24)
Smirnoff	(6)	2	(1)
Baileys	11	10	10
Guinness	9	16	11

*           Organic equals reported movement for volume except for Asia Pacific 3%, Greater China 31% and spirits 4% due to the Shuijingfang acquisition.

**    Spirits brands excluding ready to drink

•                  South East Asia delivered 16% net sales growth with 8 percentage points of positive price/mix driven by price increases implemented in the last 12 months. Johnnie Walker gained further share on the back of the successful Double Black and Platinum Label launches and the halo benefit from the Johnnie Walker Voyager programme. This together with price increases, resulted in 27% net sales growth for the trademark. Guinness also performed well with 17% net sales growth on the back of a 6% price increase. Marketing investment was up 12% with continued investment behind premium and super premium scotch and behind Guinness with the continuation of the successful ‘Arthur’s Day’ activation.

•                  Net sales growth of 13% in Greater China with 7 percentage points of positive price/mix was driven by confident price increases and premiumisation. China net sales grew 16% with reserve brands growing 59% as super premium scotch continued to gain share, driven by Johnnie Walker Blue Label, Gold Label Reserve and Odyssey. Marketing investment was focused behind reserve brands, Guinness and Baileys with the latter posting 44% net sales growth as the brand continued to recruit females in urban areas.

•                  Weakness of the vodka category and a reduction in stock in trade led to a 5% decline in net sales in India. Johnnie Walker Black Label and Red Label depletions grew 41% and 33% respectively, on the back of Formula 1 activations and the ‘High Ball’ signature serve programme, however shipments lagged depletions due to the trade inventory correction that happened in the early part of the first half. Smirnoff’s performance was impacted significantly by the slowdown in the premium vodka segment, but extended its leadership position helped by the successful launches of Smirnoff Espresso and Smirnoff Gold, and the ‘Smirnoff Nightlife Exchange’ and Signature Serve programmes.

•                  Diageo Global Travel Asia and Middle East remained strong, delivering double-digit net sales growth on the back of the innovations launched in the first half. The Johnnie Walker super premium portfolio increased net sales 41% in Global Travel Asia, supported by the successful launch of the travel retail exclusive Johnnie Walker Blue Label, The Casks Edition and the Explorer’s Club Collection. The new flavour launches, Baileys Biscotti and Orange Truffle and the Cîroc luxury gift pack innovation also helped Global Travel Asia to deliver net sales growth of 22%.

•                  Diageo Australia net sales increased 2% as the business continued to shift focus to spirits, growing 3%, while ready to drink continued to decline 1%. Diageo continued to win share in spirits, with the biggest gains in scotch, as marketing spend focused behind super premium and investment behind reserve brands increased 33%. The price increases put through in August resulted in 7 percentage points of positive price/mix.

•                  Net sales declined 14% in North Asia as the Korean whisky category contracted further driven by the structural decline in the traditional on trade and Windsor lost share in an increasingly competitive category following price increases. Negative mix resulted from the decline in scotch and the shift to vodka and beer. Non-whisky brands performed strongly and Diageo Korea gained share in the vodka and imported beer categories, with Smirnoff more than doubling net sales and Guinness growing 14%. Marketing spend increased significantly behind vodka and beer, but was reduced behind the declining scotch brands.

Corporate revenue and costs

Net sales were £42 million in the period ended 31 December 2012, up £3 million relative to the comparable prior period. Net operating charges were £71 million in the period ended 31 December 2012 having been £79 million in the period ended 31 December 2011. The movement was made up of a £4 million increase due to exchange rate movements, a net £5 million reduction in acquisition transaction costs and a net £7 million reduction in underlying Corporate costs.

Category review

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%

Category performance:
Spirits	2	8	8
Beer	(1)	1	—
Wine	(12)	(4)	(5)
Ready to drink	(7)	(1)	(3)
Total	1	5	5

Strategic brand performance**

Whisk(e)y:	5	11	8
Johnnie Walker	8	14	11
Crown Royal	10	12	11
JεB	(15)	(18)	(23)
Buchanan’s	16	30	29
Windsor	(22)	(25)	(24)
Bushmills	13	17	14

Vodka:	3	7	5
Smirnoff	3	4	1
Ketel One vodka	10	13	12
Cîroc	16	17	15

Rum:	1	5	3
Captain Morgan	4	7	5

Liqueurs:	—	1	(2)
Baileys	—	1	(2)

Tequila:	(3)	(1)	(2)
Jose Cuervo	(4)	(4)	(5)

Gin:	2	5	3
Tanqueray	5	8	6

Beer:	(1)	1	—
Guinness	(2)	2	(1)

*    Organic equals reported movement for volume, except for: total volume 6%, spirits 7%, beer 1%, wine (11)%, ready to drink (6)%, vodka 4% reflecting the Mey İçki, Meta Abo, Serengeti Breweries, Ypióca and Shuijingfang acquisitions and the French Agency disposal

**  Spirits brands excluding ready to drink

Spirits, 70% of Diageo net sales, grew 8% with 6 percentage points of positive price/mix. Faster growing markets drove spirits performance, accounting for 84% of the increase in net sales, with 11 percentage points of positive price/mix.  In developed markets, the United States drove growth, with net sales up 8% on volume growth of 2%, through pricing, promotion discipline and favourable mix.

Whisk(e)y, 37% of Diageo net sales, was up 11%.  Scotch accounted for 81% of whisk(e)y growth, with net sales up 10% and 6 percentage points of positive price/mix driven by premium and above brands in faster growing markets.

•      Johnnie Walker again delivered double-digit net sales growth, led by premium and above variants. The growth in super and ultra premium innovations helped drive 6 percentage points of positive price mix for the brand. Red Label net sales grew 9%, as declines in Greece, Spain and France, were more than compensated for by increases in faster growing markets. Strong growth in South East Asia, the new ‘Keep Walking Mexico’ campaign, a refreshed ‘Step Up’ campaign and distribution gains in South Africa, and event sponsorship and on trade activations in Nigeria, all contributed to a 14% increase in Red Label as consumers in faster growing markets continued to trade up to international brands. Johnnie Walker Black Label net sales grew 16%, with double-digit increases in the US and Western Europe and the faster growing markets, notably South East Asia, West LAC and Africa Regional Markets. Marketing spend increased 13% behind the launch of the new global advertising campaign, ‘Where Flavour is King’, which is aimed at making Johnnie Walker more appealing to a broader range of consumers.

•      Double-digit net sales growth of Crown Royal was driven by the Deluxe and Black variants, and the successful launch of Crown Royal Maple Finished in October, the brand’s entrant into the fast growing flavoured whiskey segment.  Media investment was up-weighted significantly, including the new ‘On point’ partnership with TNT, spots that will run during televised National Basketball Association broadcasts featuring celebrities discussing how they live the ‘Crown Life’.

•      Despite continued advertising support, JεB net sales declined significantly due to destocking in Spain, the lapping of the French excise tax buy-in in 2011 and deteriorating consumption trends in both countries.

•      Buchanan’s again delivered very strong growth, with net sales up 30% and 14 percentage points of positive price/mix.  Performance was driven by the 58% growth of Buchanan’s Deluxe and Master in Andean, the new ‘Mark Your Difference’ campaign which supported 43% net sales growth in West LAC and the continued success of the ‘Share Yourself’ campaign in Mexico where Buchanan’s continues to lead the premium scotch segment. In North America Buchanan’s continued its focus on Hispanic consumers with the ‘A Lo Grande’ campaign which supported 7% net sales growth.

•      Windsor net sales were down in a market where the whisky category is declining in double-digits. Price increases, implemented to maximise value, led to share loss, but Windsor remains the leading brand in the Korean market.

•      The global ‘Bushmills Live’ campaign, participation in key category activities such as ‘Whisky Festival’ and the launch of Bushmills Irish Honey drove strong performance of the brand. Russia and Eastern Europe led net sales growth at 49% followed by strong performances in North America and Ireland which were up 13% and 28%, respectively.

Vodka, 12% of Diageo net sales, delivered 7% net sales growth and 4 percentage points of positive price/mix. Category performance was again driven by super and ultra premium variants, with Cîroc and Ketel One vodka accounting for two-thirds of vodka growth.

•      Smirnoff continued to grow with net sales up 4%.  The growth of the base variant was supported by the new ‘Smirnoff Red Door’ advertising campaign, and the success of innovation flavours in North America, including the launch of Kissed Caramel and Iced Cake, drove 5% top line growth in the brand’s largest market. Africa accounted for nearly 50% of Smirnoff’s net sales growth globally, driven by South Africa and the continued success of Smirnoff 1818 which is aimed at emerging middle class consumers. Marketing investment on Smirnoff was focused behind the new global campaign ‘Yours for the Making’ which was launched in October in Western Europe and will be rolled out globally over the coming months.

•      Ketel One vodka delivered double-digit net sales growth with 4 percentage points of positive price/mix. In North America a 20% increase in marketing investment has helped the brand create a distinctive masculine position within the vodka category with the continued success of the ‘Gentlemen, this is Vodka’ campaign, and supported an effective multicultural strategy.  Outside North America, net sales increased 31%, led by Western Europe where net sales were up 50% and West LAC where net sales more than doubled.

•      Cîroc continued to perform well, gaining both value and volume share and driving both ultra-premium spirits and total vodka category growth in its main market of North America. A 19% increase in marketing investment supported a significant up-weight in media spend, particularly in December, driving robust depletions of the brand. In Brazil, Cîroc’s second biggest market, performance was again very strong and net sales roughly doubled.

Rum, 6% of Diageo net sales, grew 5%, as strong performances from Captain Morgan and Zacapa more than offset declines on Cacique and Pampero, which were constrained by the economic situation in parts of Western Europe, and Bundaberg in Australia.

•      Rum growth was driven by Captain Morgan.  Net sales increased 7%, fuelled by the continued success of the ‘Life, Love & Loot’ campaign in North America. The campaign included the production of a new documentary film to find Henry Morgan’s lost ships and a digital game in partnership with Major League Baseball which helped the brand grow share. In Europe, net sales grew 18%, accounting for over 40% of the brand’s global growth.  Western Europe grew net sales 15% fuelled by double-digit increases in Germany and Great Britain, and a particularly strong performance in Russia and Eastern Europe which posted over 30% net sales growth.

•      Zacapa delivered another strong performance led by faster growing markets, notably Latin America and Caribbean which accounted for over half of net sales growth for the brand. Zacapa also performed well in Europe, its largest region, with a double-digit increase in net sales.

Liqueurs, 6% of Diageo net sales, grew 1% as a decline in Nuvo was more than offset by growth in Baileys. Continued price discipline on Baileys resulted in a net sales decline in Western Europe, but the brand grew well in North America, Asia Pacific and Africa. Marketing investment was focused on supporting the new campaign ‘Cream with Spirit’ which launched in Great Britain and Western Europe and will eventually run across all Baileys markets.

Tequila, 2% of Diageo net sales, declined 1%. In North America, Don Julio continued its strong performance and is now the second largest brand in the fast growing, high value ultra premium segment, delivering 9% net sales growth and 4 percentage points of positive price/mix.  Marketing investment behind Don Julio increased 27% with the launch of the ‘Know Your Summer’ campaign and a new holiday gifting platform, ‘Give the Gift that Shows you Know’.

•      Net sales of Jose Cuervo Especial declined 4%.  Especial Gold continued to be impacted by the shift away from gold to blanco and 100% agave tequilas and net sales were down 8%. The decline in Gold was partially offset by the strong performance of Especial Silver which now represents roughly 20% of Jose Cuervo net sales.  Silver performed very well, delivering top line growth of 23% and 3 percentage points of positive price/mix.

Gin, 3% of Diageo net sales, grew 5%. Gordon’s, which represents nearly 50% of Diageo gin net sales, grew 4% globally as strong double-digit growth in South East Asia, Russia and Eastern Europe, Turkey, Andean and all markets in Africa, offset a decline in Western Europe.

•      Tanqueray net sales increased 8%, driven by North America where a double-digit increase in marketing investment behind the ‘Tonight we Tanqueray’ campaign was executed with a significant up-weight in media. The brand also performed well in Western Europe, particularly Spain, where the gin category is experiencing a resurgence in popularity and the brand secured new distribution in the country’s largest off trade retailer.

Beer, 19% of Diageo net sales, delivered 1% growth driven by faster growing markets, where a 5% net sales increase offset a 3% decline in developed markets.

•      Faster growing markets drove 7% net sales growth of Guinness, offsetting a decline in North America and Western Europe. In North America, the brand was impacted as it lapped the launch of Guinness Black Lager in the previous period and price increases hampered volume of kegs. In Europe, Great Britain and Ireland continued to be challenging. Elsewhere, growth in African markets was supported by the continued success of the pan-African ‘Guinness Football Challenge’ and football sponsorships, and a new, tailored ‘Made of More’ campaign.  Indonesia led the growth of the brand in Asia Pacific, followed by North Asia, which combined to drive a net sales increase of 16%.

•      Local African beers continued to perform well. Senator net sales increased nearly 20%, driving beer growth in Africa, as significant increases in marketing investment and geographical expansion continued. Tusker net sales grew 9% with the continued success of Tusker Lite and sports sponsorships which connected well with consumers.

Wine, 4% of Diageo net sales, remained a challenging category, particularly in Western Europe, and declines there were only partially offset by North America where a focus on selective price increases and innovation drove 5% net sales growth.

Ready to drink, 6% of Diageo net sales, declined 1% and was broadly flat after accounting for transfers to associates in South Africa.  In North America, the successful pouch variants did not offset difficulties in Smirnoff Ice and Cuervo Cocktails, and in Western Europe, Smirnoff Ice continued to struggle in the challenging ready to drink categories of Great Britain and Ireland. The category remains a very attractive one for emerging middle class consumers, and net sales growth was 6% in these markets. This was driven by Africa, where Smirnoff ready to drink delivered a double-digit net sales increase, and Snapp, a recent launch designed for female consumers, delivered over 50% of category growth in Africa. Ready to drink is a category that benefits from frequent innovation, as demonstrated by performance in Japan where net sales were up over 36% from double-digit growth across all Smirnoff Ice variants and the launch of a limited edition Smirnoff Ice Green Apple.

Liquidity and capital resources

Cash flow

A summary of the consolidated cash flow and reconciliation to movement in net borrowings for the six months ended 31 December 2012 compared to the six months ended 31 December 2011 is as follows:

	Six months ended
	31 December
	2012	2011 (restated)
	£ million	£ million

Operating profit	2,045	1,842
Depreciation, amortisation and impairment	162	168
Movement in working capital	(764)	(726)
Dividend received and other items	(2)	(47)
Cash generated from operations	1,441	1,237
Net interest paid	(262)	(229)
Taxation paid	(180)	(214)
Net cash from operating activities	999	794
Net capital expenditure	(268)	(190)
Net purchase of investments	(23)	(24)
Free cash flow	708	580
Acquisitions and disposals	(301)	(1,435)
Net purchase of own shares for share schemes	(56)	(54)
Dividends paid to equity non-controlling interests	(68)	(72)
Proceeds from non-controlling interests	—	11
Purchase of non-controlling interests	—	(155)
Net equity dividends paid	(673)	(621)
Exchange adjustments	111	51
Non-cash items	(48)	(150)
Increase in net borrowings	(327)	(1,845)
Net borrowings at beginning of the period	(7,570)	(6,450)
Net borrowings at end of the period	(7,897)	(8,295)

Comparatives have been restated following a change in the disclosure of dividends paid to non-controlling interests and transaction costs incurred in respect of business acquisitions. For an explanation of the effect of the restatement see note 1 to the unaudited condensed consolidated financial information.

The primary source of the group’s liquidity has been cash generated from operations. These funds have generally been used to pay interest, taxes and dividend, and to fund capital expenditure and acquisitions.

Net cash from operating activities    Cash generated from operations increased from £1,237 million in the six months ended 31 December 2011 to £1,441 million in the six months ended 31 December 2012. The increase primarily arose from higher operating profit and the dividend received from Moët Hennessy partially offset by the increase in net cash outflows from movements in working capital. Cash generated from operations is stated after £34 million (2011 – £74 million) of cash outflows in respect of exceptional operating items. Other items include £65 million of cash contributions to post employment plans in excess of the income statement charge (2011 – £42 million) partially offset by the fair market value change in respect of share-based incentive plans of £22 million (2011 – £16 million). Net interest paid in the six months ended 31 December 2012 was £33 million higher than the six months ended 31 December 2011. Higher interest payments were driven by the impact of the renegotiation of the terms of certain interest rate swaps in the prior period. Tax payments in the six months ended 31 December 2012 were £34 million lower than in the same period last year primarily as a result of tax settlements in the prior period.

Net cash from investing activities    The net purchase of tangible fixed assets and computer software increased from £190 million in the six months ended 31 December 2011 to £268 million in six months ended 31 December 2012 and reflects the continued investments made to increase capacity in Africa and to improve efficiencies in operations in North America and Ireland.

In the six months ended 31 December 2012 cash outflows of £301 million arose in respect of business acquisitions. This included £284 million in respect of 100% equity stake in Ypióca Bebidas S.A. (Ypióca), the leading producer and distributor of a cachaça brand, Ypióca in Brazil. In the six months ended 31 December 2011 cash outflows of £1,443 million arose in respect of business acquisitions. This included £1,260 million in respect of 100% equity stake in Mey İçki (Turkish producer and distributor of raki and other beverage alcohol brands) and £118 million paid for the 50% equity controlling stake in Zacapa (manufacturer and distributor of rum).

Free cash flow   Free cash flow increased by £128 million to £708 million in the six months ended 31 December 2012 compared to the same period last year. Free cash flow comprises net cash flow from operating activities and net cash from investing activities apart from cash payments and receipts arising from the purchase and disposal of subsidiaries, associates and businesses.

Cash flows from financing activities    Cash flows from financing activities included purchase of treasury shares for the future settlement of obligations under the employee share options schemes of £94 million (2011 – £95 million) less receipts from employees on the exercise of share options of £38 million (2011 – £41 million). Equity dividends paid increased from £621 million in the six months ended 31 December 2011 to £673 million in the six months ended 31 December 2012.

Capital structure and targeted credit rating   The group’s management is committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to improve the return on investment and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels. This is achieved by targeting a range of ratios which are currently broadly consistent with an A band credit rating. Diageo would consider modifying these ratios in the medium term in order to effect strategic initiatives within its stated goals, which could have an impact on its rating.

If Diageo’s ratings were to be negatively impacted by the financing of an acquisition, it would seek over time to return to such ratios that are consistent with an A band credit rating.

Capital repayments   The group regularly assesses its debt and equity capital levels against its stated policy for capital structure.

Authorisation was given by shareholders on 17 October 2012 to purchase a maximum of 250,611,000 shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The expiration date for the programme is 19 September 2013.

Borrowings   The group policy with regard to the expected maturity profile of borrowings of group finance companies is to limit the proportion of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

The group’s net borrowings and gross borrowings in the tables below are measured at amortised cost with the exception of borrowings designated in fair value hedge relationships, interest rate hedging instruments and foreign currency swaps and forwards. For borrowings designated in fair value hedge relationships, Diageo recognises a fair value adjustment for the risk being hedged in the balance sheet, whereas interest rate hedging instruments and foreign currency swaps and forwards are measured at fair value. Net borrowings, reported on this basis, comprise the following:

31 December 2012
£ million
Overdrafts	(47)
Other borrowings due within one year	(2,171)
Borrowings due within one year	(2,218)
Borrowings due between one and three years	(2,148)
Borrowings due between three and five years	(1,840)
Borrowings due after five years	(2,247)
Cross currency interest rate swaps	156
Foreign currency swaps and forwards	(50)
Finance lease obligations	(258)
Gross borrowings	(8,605)
Offset by:
Cash and cash equivalents	708
Net borrowings	(7,897)

The group’s gross borrowings and cash and cash equivalents at 31 December 2012 were denominated in the following currencies:

					Korean	Chinese
	Total	US dollar	Sterling	Euro	won	yuan	Other*
	£ million	%	%	%	%	%	%
Gross borrowings (including foreign exchange forwards and swaps and finance lease obligations)	(8,605)	25	45	22	3	—	5
Cash and cash equivalents	708	3	3	7	24	11	52

*No currency included within the other category exceeds 10% of the total cash and cash equivalents balance.

Based on average monthly net borrowings and net interest charge, the effective interest rate for the six months ended 31 December 2012 was 4.9%. For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.

Diageo did not issue or repay any bonds in the six months ended 31 December 2012 (in the six months ended 31 December 2011 a bond of $300 million (£184 million) was repaid).

Net borrowings were £7,897 million at 31 December 2012, an increase of £327 million from £7,570 million at 30 June 2012. The principal components of this increase were £673 million (2011 – £621 million) equity dividends paid and £301 million (2011 – £1,443 million) paid for the acquisition of businesses partially offset by free cash flow of £708 million (2011 – £580 million).

The group had available undrawn committed bank facilities as follows:

31 December 2012
£ million
Expiring within one year	718
Expiring between one and five years	1,429
2,147

Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates (dependent on the period of drawdown) plus an agreed margin. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes. The committed bank facilities are subject to a single financial covenant, being a minimum interest cover ratio of two times (defined as the ratio of operating profit aggregated with share of associates’ profits to net interest). They are also subject to pari passu ranking and negative pledge covenants.

Any non-compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain notes and the inability to access committed facilities. Diageo was in full compliance with all of its financial covenants throughout each of the periods presented.

As disclosed in note 11 to the unaudited consolidated financial information, the group has a potential commitment to pay a maximum of INR 111,665 million (£1,285 million) to acquire an equity interest in United Spirits Limited.

Diageo management believes that it has sufficient funding for its working capital requirements.

Off-balance sheet arrangements

Neither Diageo plc nor any member of the Diageo group has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

A number of IFRS standards and interpretations have been issued by the IASB or IFRIC. Those that are of relevance to the group are discussed in note 1 to the unaudited condensed consolidated financial information.

TREND INFORMATION

Paul Walsh, Chief Executive of Diageo, commenting on the six months ended 31 December 2012 said:

“These results reflect the global strength of our strategic brands, our leadership in the US spirits market and our increasing presence in the fastest growing markets of the world. Our expanding reach to emerging middle class consumers in faster growing markets was the key driver of our volume growth, while net sales growth was driven by our pricing strategy and premiumisation, especially in the US. This drove gross margin expansion, which together with our continued focus on operating efficiencies, delivered operating margin improvement.

This is a strong set of results, confirming our medium term guidance and supporting our decision to increase the interim dividend by 9%.”

The above comments were made by Paul Walsh, Chief Executive of Diageo, in connection with the release of the Interim Announcement published on 31 January 2013.

INDEX TO THE UNAUDITED CONDENSED FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED 31 DECEMBER 2012 AND 31 DECEMBER 2011

The unaudited condensed consolidated financial information was approved by the board of directors on 30 January 2013.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended		Six months ended
		31 December 2012		31 December 2011
	Notes	£ million		£ million
Sales	2	8,235		7,825
Excise duties		(2,196)		(2,068)
Net sales	2	6,039		5,757
Cost of sales		(2,276)		(2,189)
Gross profit		3,763		3,568
Marketing		(926)		(896)
Other operating expenses		(792)		(830)
Operating profit	2	2,045		1,842
Sale of businesses	3	—		102
Net interest payable	4	(201)		(192)
Net other finance charges	4	(11)		(14)
Share of associates’ profits after tax		128		122
Profit before taxation		1,961		1,860
Taxation	5	(360)		(841)
Profit for the period		1,601		1,019

Attributable to:
Equity shareholders of the parent company		1,538		953
Non-controlling interests		63		66
		1,601		1,019

Pence per share
Basic earnings		61.5	p	38.2	p
Diluted earnings		61.1	p	38.1	p

Average shares (in million)		2,501		2,493

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF

COMPREHENSIVE INCOME

	Six months ended	Six months ended
	31 December 2012	31 December 2011
	£ million	£ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net actuarial loss on post employment plans	(102)	(262)
Tax on net actuarial loss on post employment plans	12	82
	(90)	(180)
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations excluding borrowings
- group	(206)	(32)
- associates and non-controlling interests	(22)	(112)
Exchange differences on borrowings and derivative net investment hedges	103	104
Effective portion of changes in fair value of cash flow hedges
- (loss)/gain taken to other comprehensive income	(14)	3
- recycled to income statement	11	(23)
Hyperinflation adjustment	2	8
Tax on items that may be recycled to the income statement	11	(5)
	(115)	(57)
Other comprehensive loss, net of tax, for the period	(205)	(237)
Profit for the period	1,601	1,019
Total comprehensive income for the period	1,396	782

Attributable to:
Equity shareholders of the parent company	1,365	676
Non-controlling interests	31	106
	1,396	782

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

		31 December 2012		30 June 2012		31 December 2011
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		8,910		8,821		8,092
Property, plant and equipment		3,124		2,972		2,781
Biological assets		34		34		34
Investments in associates		2,320		2,198		2,670
Other investments		98		97		115
Other receivables		117		119		217
Other financial assets		449		505		495
Deferred tax assets		327		329		240
Post employment benefit assets		18		22		29
			15,397		15,097		14,673
Current assets
Inventories	6	4,184		3,955		3,755
Trade and other receivables		2,906		2,103		2,843
Assets held for sale		76		77		18
Other financial assets		58		42		36
Cash and cash equivalents	7	708		1,076		1,121
			7,932		7,253		7,773
Total assets			23,329		22,350		22,446
Current liabilities
Borrowings and bank overdrafts	7	(2,218)		(1,230)		(2,741)
Other financial liabilities		(123)		(113)		(99)
Trade and other payables		(3,238)		(2,997)		(3,203)
Corporate tax payable		(418)		(317)		(474)
Provisions		(99)		(127)		(121)
			(6,096)		(4,784)		(6,638)
Non-current liabilities
Borrowings	7	(6,235)		(7,399)		(6,863)
Other financial liabilities		(506)		(466)		(304)
Other payables		(96)		(85)		(48)
Provisions		(273)		(274)		(281)
Deferred tax liabilities		(1,535)		(1,424)		(1,147)
Post employment benefit liabilities		(1,140)		(1,107)		(1,067)
			(9,785)		(10,755)		(9,710)
Total liabilities			(15,881)		(15,539)		(16,348)
Net assets			7,448		6,811		6,098

Equity
Called up share capital		797		797		797
Share premium		1,344		1,344		1,343
Other reserves		3,127		3,213		3,195
Retained earnings/(deficit)		1,059		234		(202)
Equity attributable to equity shareholders of the parent company			6,327		5,588		5,133
Non-controlling interests			1,121		1,223		965
Total equity			7,448		6,811		6,098

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Retained earnings/(deficit)			Equity attributable to parent
	Share capital	Share premium	Other reserves	Own shares	Other retained earnings	Total	company share- holders	Non- controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2012	797	1,344	3,213	(2,257)	2,491	234	5,588	1,223	6,811
Total comprehensive income	—	—	(86)	—	1,451	1,451	1,365	31	1,396
Employee share schemes	—	—	—	(19)	(25)	(44)	(44)	—	(44)
Share-based incentive plans	—	—	—	—	22	22	22	—	22
Tax on share-based incentive plans	—	—	—	—	7	7	7	—	7
Change in fair value of put options	—	—	—	—	(3)	(3)	(3)	—	(3)
Transfers	—	—	—	—	65	65	65	(65)	—
Dividends paid	—	—	—	—	(673)	(673)	(673)	(68)	(741)
At 31 December 2012	797	1,344	3,127	(2,276)	3,335	1,059	6,327	1,121	7,448

At 30 June 2011	797	1,343	3,300	(2,257)	2,062	(195)	5,245	740	5,985
Total comprehensive income	—	—	(105)	—	781	781	676	106	782
Employee share schemes	—	—	—	(49)	(5)	(54)	(54)	—	(54)
Share-based incentive plans	—	—	—	—	17	17	17	—	17
Tax on share-based incentive plans	—	—	—	—	18	18	18	—	18
Acquisitions	—	—	—	—	—	—	—	190	190
Proceeds from non-controlling interests	—	—	—	—	—	—	—	11	11
Change in fair value of put options	—	—	—	—	(3)	(3)	(3)	—	(3)
Purchase of non-controlling interests	—	—	—	—	(145)	(145)	(145)	(10)	(155)
Dividends paid	—	—	—	—	(621)	(621)	(621)	(72)	(693)
At 31 December 2011	797	1,343	3,195	(2,306)	2,104	(202)	5,133	965	6,098

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended		Six months ended
	31 December 2012		31 December 2011
			(restated)
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Cash generated from operations (see note 10)	1,441		1,237
Interest received	64		99
Interest paid	(326)		(328)
Taxation paid	(180)		(214)
Net cash from operating activities		999		794

Cash flows from investing activities
Disposal of property, plant and equipment and computer software	3		29
Purchase of property, plant and equipment and computer software	(271)		(219)
Movements in loans and other investments	(23)		(24)
Sale of businesses	—		8
Acquisition of businesses	(301)		(1,443)
Net cash outflow from investing activities		(592)		(1,649)

Cash flows from financing activities
Net purchase of own shares for share schemes	(56)		(54)
Dividends paid to equity non-controlling interests	(68)		(72)
Proceeds from non-controlling interests	—		11
Purchase of shares of non-controlling interests	—		(155)
Net increase in loans	13		1,276
Equity dividends paid	(673)		(621)
Net cash (outflow)/inflow from financing activities		(784)		385

Net decrease in net cash and cash equivalents		(377)		(470)
Exchange differences		—		(49)
Net cash and cash equivalents at beginning of the period		1,038		1,572
Net cash and cash equivalents at end of the period		661		1,053

Net cash and cash equivalents consist of:
Cash and cash equivalents		708		1,121
Bank overdrafts		(47)		(68)
		661		1,053

Comparatives have been restated following a change in the disclosure of dividends paid to non-controlling interests and transaction costs incurred in respect of business acquisitions. For an explanation of the effect of the restatement see note 1.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1.                                Basis of preparation

The financial information included within this report has been prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted for use in the European Union (EU), and in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Services Authority. The condensed consolidated financial information have been prepared in accordance with IAS 34 — Interim Financial Reporting. This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2012. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance and the issuance of new standards by the IASB.

The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the condensed consolidated financial statements.

Adopted by the group The only amendment that is effective for the first time in the current financial year is the Amendment to IAS 1 — Presentation of items of other comprehensive income issued by the IASB. The adoption of this amendment has no impact on the group’s consolidated results or financial position.

The comparative figures for the financial year ended 30 June 2012 are not the company’s statutory accounts for that financial year. Those accounts have been reported on by the company’s auditor and delivered to the registrar of companies. The report of the auditor (i) was unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Restatement of the prior period cash flow statement

In the year ended 30 June 2012 the group revised the disclosure of certain prior year amounts in the consolidated statement of cash flows. Directly attributable acquisition transaction costs in the six months ended 31 December 2012 of £18 million (2011 – £25 million) have been included in cash flow from operating activities rather than cash flow from investing activities and dividends paid to non-controlling interests of £68 million (2011 – £72 million) are now disclosed as part of cash flows from financing activities rather than cash flow from operating activities. This revised presentation is considered to be more consistent with the treatment of these items in the condensed consolidated income statement and the condensed consolidated statement of changes in equity. The revision had no impact on prior period increase or decrease in cash and cash equivalents, net assets or net profit.

2.                                Segmental information

Diageo presents segmental information for the manufacture, distribution and selling of premium drinks in operating segments based on the geographical location of third party customers. The information presented is consistent with management reporting provided to the chief operating decision maker, which has been identified as the executive committee.

The executive committee considers the business principally from a geographical perspective and the business analysis is presented under the operating segments of North America, Europe, Africa, Latin America and Caribbean and Asia Pacific. In addition to these geographical selling segments, a further segment reviewed by the executive committee is Global Supply which manufactures and distributes premium drinks within the group. Continuing operations also include the Corporate function. In view of the focus on the geographical segments in explaining the group’s performance in the Business review, the results of the Global Supply segment have been allocated to the geographical segments. Corporate revenues and costs are in respect of central costs, including finance, human resources and legal, as well as certain information systems, facilities and employee costs that do not relate to the geographical segments or to Global Supply and hence are not allocated. They also include rents receivable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current period at, and restates the prior period net sales and operating profit to, the current period’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current period’s budgeted exchange rates but is presented at the budgeted rates for the year ended 30 June 2012.

2.                                      Segmental information (continued)

In addition, for management reporting purposes Diageo excludes the impact of acquisitions and disposals completed in the current and prior period from the results of the geographical segments in order to provide comparable results. The impact of acquisitions and disposals on net sales and operating profit is allocated to the appropriate geographical segments in the tables below. These acquisitions and disposals are the same as those disclosed in the organic growth reconciliations in the Business Review but for management reporting purposes they are disclosed here at budgeted exchange rates.

In the management accounts changes have been made in respect of the allocation of specific corporate items and the allocation of the operating profit before exceptional items of Global Supply to better reflect the geographical segment to which the cost relates. In addition, certain transaction exchange differences, previously included in Corporate, have been allocated to the geographical segments to better reflect which geographical segment the item is in respect of. As a consequence of these allocations the operating profit before exceptional items and marketing spend by geographical segments for prior periods have been amended and the organic growth calculations updated. Revised segmental information for the six months ended 31 December 2011 has been provided with a reconciliation to the figures previously reported on page 17.

For the second half of the financial year ending 30 June 2013, Diageo will change its internal reporting structure to reflect changes made to management responsibilities announced on 9 November 2012. As a result of this change, Diageo will report the following geographical segments both for management reporting purposes and in the external financial statements in the second half of the 2013 financial year: North America; Western Europe; Africa, Eastern Europe and Turkey; Latin America and Caribbean; Asia Pacific and Corporate. All comparative periods will be restated.

Six months ended 31 December 2012	North America £million	Europe £million	Africa £million	Latin America and Caribbean £million	Asia Pacific £million	Global Supply £million	Eliminate inter- segment sales £million	Total operating segments £million	Corporate and other £million	Total £million

Sales	2,223	2,735	1,043	967	1,225	1,396	(1,396)	8,193	42	8,235
Net sales
At budgeted exchange rates*	1,985	1,560	796	795	855	1,473	(1,425)	6,039	43	6,082
Acquisitions and disposals	—	49	14	30	51	—	—	144	—	144
Global Supply allocation	7	27	2	7	5	(48)	—	—	—	—
Retranslation to actual exchange rates	(45)	(59)	(17)	(36)	(29)	(29)	29	(186)	(1)	(187)
Net sales	1,947	1,577	795	796	882	1,396	(1,396)	5,997	42	6,039
Operating profit/(loss)
At budgeted exchange rates*	822	509	230	309	240	63	—	2,173	(74)	2,099
Acquisitions and disposals	—	16	2	3	(17)	—	—	4	—	4
Global Supply allocation	27	25	2	4	5	(63)	—	—	—	—
Retranslation to actual exchange rates	(24)	(22)	(9)	(14)	(8)	—	—	(77)	3	(74)
Operating profit/(loss) before exceptional items	825	528	225	302	220	—	—	2,100	(71)	2,029
Exceptional items	—	20	—	—	—	(4)	—	16	—	16
Operating profit/(loss)	825	548	225	302	220	(4)	—	2,116	(71)	2,045
Sale of businesses										—
Net finance charges										(212)
Share of associates’ profits after tax
— Moët Hennessy										132
— Other associates										(4)
Profit before taxation										1,961

* These items represent the IFRS 8 performance measures for the geographical and Global Supply segments.

2.                                      Segmental information (continued)

Six months ended 31 December 2011 (restated)	North America £million	Europe £million	Africa £million	Latin America and Caribbean £million	Asia Pacific £million	Global Supply £million	Eliminate inter- segment sales £million	Total operating segments £million	Corporate and other £million	Total £million

Sales	2,162	2,699	950	843	1,132	1,420	(1,420)	7,786	39	7,825
Net sales
At budgeted exchange rates*	1,887	1,488	729	682	765	1,476	(1,422)	5,605	39	5,644
Acquisitions and disposals	—	141	17	—	—	—	—	158	—	158
Global Supply allocation	17	22	2	8	5	(54)	—	—	—	—
Retranslation to actual exchange rates	(24)	(26)	(17)	(3)	25	(2)	2	(45)	—	(45)
Net sales	1,880	1,625	731	687	795	1,420	(1,420)	5,718	39	5,757
Operating profit/(loss)
At budgeted exchange rates*	742	465	203	251	199	89	—	1,949	(67)	1,882
Acquisitions and disposals	—	49	(2)	(2)	(11)	—	—	34	(12)	22
Global Supply allocation	35	35	3	9	7	(89)	—	—	—	—
Retranslation to actual exchange rates	(12)	(14)	(10)	(7)	5	—	—	(38)	—	(38)
Operating profit/(loss) before exceptional items	765	535	194	251	200	—	—	1,945	(79)	1,866
Exceptional items	(2)	(4)	(2)	(1)	—	(12)	—	(21)	(3)	(24)
Operating profit/(loss)	763	531	192	250	200	(12)	—	1,924	(82)	1,842
Sale of businesses										102
Net finance charges										(206)
Share of associates’ profits after tax
— Moët Hennessy										118
— Other associates										4
Profit before taxation										1,860

*  These items represent the IFRS 8 performance measures for the geographical and Global Supply segments.

(i) The segmental analysis of sales and operating profit/(loss) is based on the location of the third party customers.

(ii) The net sales figures for Global Supply reported to the executive committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the Global Supply segment to the other operating segments, inter-segmental sales are not material.

(iii) The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar – £1 = $1.60 (2011 – £1 = $1.58) and euro – £1 = €1.25 (2011 – £1 = €1.16). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.63 (30 June 2012 – £1 = $1.55) and euro – £1 = €1.23 (30 June 2012 – £1 = €1.20). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3.                                      Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	Six months ended	Six months ended
	31 December 2012	31 December 2011
	£ million	£ million
Items included in operating profit
Operating model review	—	(12)
Restructuring of Global Supply operations	—	(7)
Restructuring of Irish brewing operations	(4)	(5)
	(4)	(24)

Pension changes - past service credits	20	—
	16	(24)

Sale of businesses
Step up acquisition of Quanxing	—	104
Tanzania Breweries	—	(2)
	—	102

Exceptional items before taxation	16	78

Items included in taxation
Tax on exceptional operating items	(2)	6
Loss of future tax amortisation	—	(524)
Total taxation in exceptional items	(2)	(518)

Total exceptional items	14	(440)

Items included in operating profit are charged to:
Cost of sales	(3)	(8)
Other operating expenses	19	(16)
	16	(24)

4.                                      Net interest and other finance charges

	Six months ended	Six months ended
	31 December 2012	31 December 2011
		(restated)
	£ million	£ million

Interest payable	(250)	(252)
Interest receivable	51	56
Market value movements on interest rate instruments	(2)	4
Net interest payable	(201)	(192)

Net finance (charge)/income in respect of post employment plans	(5)	3
Unwinding of discounts	(6)	(7)
Hyperinflation adjustment on Venezuela operations	(2)	(8)
	(13)	(12)
Net exchange movements on certain financial instruments	2	(2)
Net other finance charges	(11)	(14)

Comparative data in the table for interest receivable, interest payable and market value movements on interest rate instruments has been reclassified in order to disclose the impact of certain transactions on a net basis in line with the presentation in the annual report for the year ended 30 June 2012.

5.                                      Taxation

For the six months ended 31 December 2012, the £360 million taxation charge (2011 – £841 million) comprises a UK tax charge of £24 million (2011 – £42 million) and a foreign tax charge of £336 million (2011 – £799 million). Included within the foreign tax charge in the six months ended 31 December 2011 is an exceptional charge of £524 million. During the six months ended 31 December 2011 the group concluded tax authority negotiations in respect of the tax basis of certain intangible assets resulting in a reduction in the effective ongoing tax rate and the write off of a deferred tax asset of £524 million as an exceptional tax item.

6.                                      Inventories

	31 December 2012	30 June 2012	31 December 2011
	£ million	£ million	£ million

Raw materials and consumables	396	334	327
Work in progress	78	66	57
Maturing inventories	3,095	2,953	2,784
Finished goods and goods for resale	615	602	587
	4,184	3,955	3,755

7.                                      Net borrowings

	31 December 2012	30 June 2012	31 December 2011
	£ million	£ million	£ million

Borrowings due within one year and bank overdrafts	(2,218)	(1,230)	(2,741)
Borrowings due after one year	(6,235)	(7,399)	(6,863)
Fair value of foreign currency forwards and swaps	106	210	232
Fair value of interest rate hedging instruments	—	3	37
Finance lease liabilities	(258)	(230)	(81)
	(8,605)	(8,646)	(9,416)
Cash and cash equivalents	708	1,076	1,121
	(7,897)	(7,570)	(8,295)

8.                                      Reconciliation of movement in net borrowings

	Six months ended	Six months ended
	31 December 2012	31 December 2011
	£ million	£ million

Net decrease in cash and cash equivalents before exchange	(377)	(470)
Net increase in loans	(13)	(1,276)
Increase in net borrowings from cash flows	(390)	(1,746)
Exchange differences on net borrowings	111	51
Other non-cash items	(48)	(150)
Net borrowings at beginning of the period	(7,570)	(6,450)
Net borrowings at end of the period	(7,897)	(8,295)

Other non-cash items primarily comprise fair value changes on bonds, interest rate derivatives and new finance leases.

9.                                      Dividends and other reserves

	Six months ended	Six months ended
	31 December 2012	31 December 2011
	£ million	£ million
Amounts recognised as distributions to equity shareholders in the period
Final dividend paid for the year ended 30 June 2012 of 26.90 pence per share (2011 – 24.90 pence)	673	621

An interim dividend of 18.10 pence per share (2011 – 16.60 pence) was approved by the board on 30 January 2013. As this approval was after the balance sheet date, it has not been included as a liability.

Other reserves of £3,127 million at 31 December 2012 (2011 – £3,195 million) included a capital redemption reserve of £3,146 million (2011 – £3,146 million) and hedging and exchange reserve of £19 million deficit (2011 – £49 million credit).

10.          Cash generated from operations

	Six months ended		Six months ended
	31 December 2012		31 December 2011
			(restated)
	£ million	£ million	£ million	£ million

Profit for the period	1,601		1,019
Taxation	360		841
Share of associates’ profits after tax	(128)		(122)
Net finance charges	212		206
Gain on sale of businesses	—		(102)
Operating profit		2,045		1,842
Increase in inventories	(245)		(210)
Increase in trade and other receivables	(811)		(782)
Increase in trade and other payables and provisions	292		266
Net movement in working capital		(764)		(726)
Depreciation, amortisation and impairment		162		168
Dividend received		57		4
Other items		(59)		(51)
Cash generated from operations		1,441		1,237

Cash generated from operations is stated after £34 million (2011 – £74 million) of cash outflows in respect of exceptional operating items.

Other items include £65 million of cash contributions to post employment plans in excess of the income statement charge (2011 – £42 million).

11.                               Acquisition of businesses

On 9 August 2012, Diageo completed the acquisition of 100% of the equity of Ypióca Bebidas S.A. (Ypióca) from Ypióca Agroindustrial Limitada for BRL 900 million (£284 million). Ypióca is the leading producer and distributor of a cachaça brand, Ypióca in Brazil. Provisional figures for the fair value of brands and net other liabilities have been calculated at £174 million and £11 million, respectively. Goodwill arising on the acquisition is estimated to be £121 million. Since acquisition, Ypióca’s contribution to the group’s sales, net sales and operating profit was £26 million, £26 million and £2 million (net of £2 million integration costs), respectively.

On 9 November 2012, Diageo announced agreements to acquire a 27.4% equity interest through a preferential allotment and various share purchases in United Spirits Limited (USL), the leading spirits company in India. These agreements trigger an obligation on Diageo to launch a mandatory tender offer to the public shareholders of USL which, if fully subscribed, would result in Diageo acquiring an additional 26% equity interest in USL. If all these transactions are completed Diageo will own 53.4% of the enlarged share capital of USL at an aggregate cost of INR111,665 million (approximately £1,285 million). The transaction elements are subject to a number of conditions, including release of security over the USL shares being acquired and receipt of various mandatory regulatory approvals.

In the six months ended 31 December 2012 there were no material changes to the provisional fair values reported at 30 June 2012 for acquisitions completed in the year ended 30 June 2012.

12.                               Contingent liabilities and legal proceedings

(a) Guarantees As of 31 December 2012 the group has no material performance guarantees or indemnities to third parties.

(b) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies, alleging several causes of action, including violations of the Federal RICO Act. This claim was dismissed in November 2012. The dismissal was without prejudice and as such, plaintiffs are not barred from bringing a similar action in future. Diageo cannot meaningfully quantify the possible loss or range of loss in the event of any future litigation. Diageo remains committed to continued dialogue with the Colombian governmental entities to address the underlying issues.

(c) Korean customs dispute Litigation is ongoing in Korea in connection with the application of the methodology used in transfer pricing on spirits imports since 2004. In December 2009, Diageo Korea received a final customs audit assessment notice from the Korean customs authorities, covering the period from 1 February 2004 to 30 June 2007, for Korean won 194 billion or £112 million (including £14 million of value added tax), which was paid in full and appealed to the Korean Tax Tribunal.

On 18 May 2011, the Tax Tribunal made a determination that the statute of limitations had run for part of the assessment period, ordered a partial penalty refund and instructed the Korean customs authorities to reinvestigate the remaining assessments. Accordingly, a refund of Korean won 43 billion or £25 million (including £2 million of value added tax) was made to Diageo Korea in the year ended 30 June 2012.

However, post the completion of the reinvestigation, the Korean customs authorities have concluded that they will continue to pursue the application of the same methodology and on 18 October 2011 a further final imposition notice was issued for Korean won 217 billion or £125 million (including £14 million of value added tax) in respect of the period from 29 February 2008 to 31 October 2010.

In response Diageo Korea filed a claim with the Seoul Administrative Court (the “Court”) along with a petition for preliminary injunction to stay the final imposition notice. The Court granted Diageo Korea’s request for preliminary injunction and has stayed the final imposition until the decision of the Court on the underlying matter. On 31 October 2012, the Court instructed the Korean customs authorities to reinvestigate the second imposition notice per the instructions of the Tax Tribunal and stayed the Court hearings until the completion of the re-audit. The re-audit is currently in progress and is likely to be completed by early 2013.

The underlying matter remains in progress with the Court and Diageo Korea is unable to quantify meaningfully the possible loss or range of loss to which these claims may give rise. Diageo Korea continues to defend its position vigorously.

(d) Ketel One vodka put option The Nolet Group has an option exercisable from 9 June 2011 to 9 June 2013 to sell its 50% equity stake in Ketel One Worldwide BV to Diageo for a total consideration of $900 million (£552 million) plus 5.5% annual interest calculated from the date of the original acquisition on 9 June 2008. If the Nolet Group exercises this option but Diageo chooses not to buy the stake, Diageo will then have to pay $100 million (£61 million) to the Nolet Group and the Nolet Group may then pursue a sale of its stake to a third party, subject to rights of first offer and last refusal on Diageo’s part.

(e) Thalidomide litigation In Australia, a class action claim alleging product liability and negligence for injuries arising from the consumption of the drug thalidomide has been filed in the Supreme Court of Victoria against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Grϋnenthal GmbH, the developer of the drug (not a member of the group). On 18 July 2012 Diageo settled the claim of the lead claimant Lynette Rowe and agreed a process to consider the remaining claimants in the class. To enable this process to occur, Ms Rowe and her legal representatives have agreed not to take any step towards a trial of any issue in the litigation before 31 August 2013. Pursuant to orders made by the Supreme Court of Victoria the class has now been closed. 124 claimants have filed registration forms in the Rowe class action. In the United Kingdom, proceedings have twice been commenced but lapsed for lack of service. Distillers Company (Biochemicals) Limited distributed the drug in Australia and the United Kingdom for a period in the late 1950s and early 1960s. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these lawsuits may give rise. The group has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support.

(f) Other The group has extensive international operations and is defendant in a number of legal, customs and tax proceedings incidental to these operations. There are a number of legal, customs and tax claims against the group, the outcome of which cannot at present be foreseen.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

13.                         Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans, as disclosed in the annual report for the year ended 30 June 2012. There have been no transactions with these related parties during the six months ended 31 December 2012 that have materially affected the financial position or performance of the group during the period.

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended 31 December		Year ended 30 June
	2012	2011	2012	2011	2010	2009	2008
		(restated)*
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Earnings
Income before taxes on income, non-controlling interests and discontinued operations	1,961	1,860	3,121	2,360	2,239	1,990	2,078
Less: Capitalised interest	—	(1)	(5)	(4)	(5)	(4)	—
Less: Share of associates’ income	(128)	(122)	(213)	(176)	(142)	(164)	(176)
Add: Dividend received from associates	57	4	166	138	111	179	143
Add: Fixed charges	338	434	710	714	970	869	549
	2,228	2,175	3,779	3,032	3,173	2,870	2,594
Fixed charges
Interest payable and other finance charges (note (1))	318	416	667	675	935	836	523
Add: Interest capitalised	—	1	5	4	5	4	—
Add: One third of rental expense	20	17	38	35	30	29	26
	338	434	710	714	970	869	549

	ratio	ratio	ratio	ratio	ratio	ratio	ratio
Ratio	6.6	5.0	5.3	4.2	3.3	3.3	4.7

* Comparative data for the six months ended 31 December 2011 has been restated for interest rate instruments that have been reclassified in order to disclose the impact of certain transactions on a net basis in line with the presentation in the annual report on Form 20-F for the year ended 30 June 2012. As a result, ratio of earnings fixed charges for the six months ended 31 December 2011 has been changed from 4.5 (as previously reported) to 5.0 (as reported herein). No other reported period is affected by this change.

Notes:

(1) Interest payable and other finance charges for the six month ended 31 December 2012 includes a £55 million charge (31 December 2011 – £147 million charge; 30 June 2012 – £151 million charge; 30 June 2011 – £107 million charge; 30 June 2010 – £275 million charge; 30 June 2009 – £164 million charge; 30 June 2008 – £75 million charge) in respect of fair value adjustments to the group’s derivative instruments. Impact of foreign exchange movements on net borrowings not in a hedge relationship and therefore recognised in the income statement was a charge of £11 million in the year ended 30 June 2009 (30 June 2008 – £6 million charge). In addition, in the year ended 30 June 2010 a charge of £10 million (30 June 2009 – £33 million charge) was recognised in respect of exchange rate translation differences on inter-company funding arrangements where hedge accounting was not applicable.

A-1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

/s/ J Nicholls
John Nicholls
Deputy Company Secretary
6 February 2013